EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the 2006 Long-Term Incentive Compensation Plan of 4Kids Entertainment, Inc. of our reports dated March 16, 2007, on our audits of the consolidated financial statements of 4Kids Entertainment, Inc. as of and for the year ended December 31, 2006 and on management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting as of December 31, 2006 included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Eisner LLP

New York, New York
April 25, 2007